On June 20, 2017, Vinson & Elkins LLP, counsel for TPG RE Finance Trust, Inc. (the “Company”), submitted via email the proposed response to Comment 9 in the letter, dated June 16, 2017, of the SEC’s Division of Corporation Finance to Deborah Ginsberg, Vice President and Secretary of the Company.

(2) Summary of Significant Accounting Policies

Basis of Accounting and Principles of Consolidation, page F-8

9.	We note your response to our comment 28. Please provide us with a more robust analysis on how you determined that you are the primary beneficiary of the CLO Issuer; specifically, please clarify for us how you determined you have the power to direct the activities of the CLO Issuer. Within your response, please reference the guidance in ASC 810-10-25 that management relied upon.

RESPONSE: The Company acknowledges the Staff’s comment and has provided a more robust analysis on how it was determined that it was the primary beneficiary of the CLO Issuer; including but not limited to, specifically clarifying for the Staff how it was determined that the Company has the power to direct the activities of the CLO Issuer.

General Information

1.	The consolidation analysis of the CLO Issuer is based on Accounting Standards Codification (ASC) Topic 810 – Consolidation (“ASC 810”) guidance effective for public entities at December 31, 2016.

2.	The CLO Issuer is a legal entity and was evaluated for consolidation in accordance with ASC 810-10-15-14.

3.	A scope exception under ASC 810-10-15-12 or ASC 810-10-15-17 does not exist or apply, respectively.

4.	The CLO Issuer was determined to be a VIE because the Company, which is the holder of the equity investment at risk, does not have, through its voting rights or similar rights, the ability to direct the activities of the CLO Issuer that most significantly impact the CLO Issuer’s economic performance. In this evaluation the Company makes reference to ASC 810-10-15-14.

5.	TPG RE Finance Trust Management, L.P., as the collateral manager (the “CLO Collateral Manager”), has the power to direct the activities of the CLO Issuer that most significantly impact its economic performance; however, the CLO Collateral Manager does not have any direct or indirect variable interests in the CLO Issuer as per ASC 810-10-25-38 and 48 through 54, respectively.

6.	The collateral management fees paid to the CLO Collateral Manager are compensation for the services provided and are commensurate with the level of effort required to provide those services, and the service arrangement includes only terms, conditions, or amounts that are customarily present in arrangements for similar services negotiated at arm’s length as per ASC 810-10-25-38H.

7.	For purposes of applying the guidance in ASC 810-10-25 and consistent with guidance of the FASB in paragraph BC69 of ASU 2015-02, the Company has evaluated entities under common control to include subsidiaries controlled by a common parent, or a subsidiary and its parent. Accordingly, the Company has determined that the CLO Collateral Manager and the Company are a related party group that is not under common control.

8.	The Company is the reporting entity and has a direct variable interest in the CLO Issuer based on its wholly owned interest in a consolidated subsidiary, TPG RE Finance Trust CLO Holdco, LLC, which owns 100% of the CLO Issuer’s equity interest (per ASC 810-10-55-16 through 55-41) and has the obligation to absorb losses and right to receive the returns of the CLO Issuer.

9.	Substantially all of the activities of the CLO Issuer either involve or are conducted on behalf of the Company which is the single variable interest holder (excluding the CLO Collateral Manager as the single decision maker) in a related party group that is not under common control (per ASC 810-10-25-44B).

Consolidation Analysis

As of each reporting date, the Company evaluates its consolidation of the CLO Issuer based on the requirements of ASC 810 utilizing the following analysis and specific codification references:

Step 1 – Does the Company, which is the reporting entity, own a variable interest in the CLO Issuer, which is the legal entity in question? Yes. The Company is the reporting entity and owns 100% of the equity of the CLO Issuer, which holds assets and conducts business activity and thus is considered a legal entity under ASC 810. The Company designed and created the CLO Issuer to finance the ownership of loans and participation interests in loans acquired by the Company. The value of the Company’s economic interest in the CLO Issuer will vary depending upon the performance of the loans and participation interests securing the notes payable issued by the CLO Issuer. This step of the Company’s analysis relies primarily on ASC 810-10-25-20 through 33.

The CLO Collateral Manager receives a collateral management fee equal to 0.075% of the aggregate par amount of loans owned by the CLO Issuer to manage the assets of the CLO Issuer. The Company determined that the collateral management fee is not a variable interest because it is not performance based. The collateral management fee is compensation for the services provided and is commensurate with the level of effort required by the CLO Collateral Manager to provide those services and the service arrangement includes only terms, conditions, or amounts that are customarily present in arrangements for similar services negotiated at arm’s length. Additionally, the CLO Collateral Manager does not receive incentive fees. This step of the Company’s analysis relies primarily on ASC 810-10-25-38H.

Step 2 – Is the CLO Issuer a variable interest entity (VIE)? Yes. The CLO Issuer was determined to be a VIE because the Company, which is the holder of the equity investment at risk, does not have, through its voting rights or similar rights, the ability to direct the activities of the CLO Issuer that most significantly impact the CLO Issuer’s economic performance. The Company’s equity in the CLO Issuer is GAAP equity. The equity at risk obligates the Company to bear the first risk of economic loss (up to the full amount of its equity investment) and gives the Company the right to receive the benefit of the economic return with respect to the assets of the CLO Issuer. This step of the Company’s analysis relies primarily on ASC 810-10-15-14.

Step 3 – Does the Company individually have power to direct the most significant activities of the CLO Issuer? No. The CLO Collateral Manager has the power to direct the activities of the CLO Issuer that most significantly impact its economic performance. Although the Company and the CLO Collateral Manager were each significantly involved in the design of the CLO Issuer, the CLO Collateral Manager has primary decision making rights with respect to the assets of the CLO Issuer, subject to the servicing standard of the Collateral Management Agreement, which obligates the CLO Collateral Manager to make decisions that require it to act in good faith and maximize the value of the CLO Issuer’s assets.

The CLO Collateral Manager earns at-market collateral management fees that are commensurate with its collateral management duties. Additionally, the CLO Collateral Manager owns no equity or performance-based interest in the CLO Issuer. Therefore, the CLO Collateral Manager does not have a direct or indirect interest in the CLO Issuer. The CLO Collateral Manager has no obligation to absorb losses incurred by the CLO Issuer and it has no right to receive benefits from its economic performance that could potentially be significant to the CLO Issuer. The CLO Collateral Manager’s collateral management fee is 0.075% of the aggregate par amount of the loans in the CLO Issuer, which is approximately 1% of total interest income generated by loans owned by the CLO Issuer as of the May 15, 2017 waterfall. By comparison, the holder of the Class A Note issued by the CLO Issuer (the “Class A Note Holder”) receives debt service equal to approximately 40% of total interest income generated by the CLO Issuer’s loan assets, and the CLO Issuer receives the remaining 59%. Further, the CLO Collateral Manager may be removed for cause.

This step of the Company’s analysis relies primarily on ASC 810-10-15-14(b), ASC 810-10-25-38 through 38G, and ASC 810-10-25-42 through 44B. Based on this evaluation, the Company further considered, in item 5 below, that the Company and the CLO Collateral Manager constitute a related party group as determined per ASC 810-10-25-42 that is not under common control to determine whether the Company is the primary beneficiary of the CLO Issuer.

Step 4 – Does the Company have the obligation to absorb losses of the CLO Issuer and receive economic benefits of the CLO Issuer, in both instances in amounts that are significant to the VIE taken as a whole? Yes. The Company owns 100% of the equity in the CLO Issuer, thus providing credit support, bearing first risk of economic loss to the extent of its investment in the CLO Issuer, and entitling it to the economic return in excess of debt service and return of principal on CLO Issuer’s Class A Notes held by the Class A Note Holder. In both instances, the Company’s obligation to absorb losses of the legal entity and receive economic benefits of the legal entity are significant to the VIE.

The Company also evaluated the Class A Note Holder as a potential variable interest holder in the CLO Issuer due to its potential exposure to credit losses with respect to the underlying loans. The Class A Note Holder’s potential exposure to credit losses are limited to, and are only incurred, if the CLO Issuer’s realized losses exceed the GAAP equity invested by the Company. The Company concluded that while the Class A Note Holder does have a variable interest in the CLO Issuer, through the Class A Note Holder’s position as a creditor receiving both interest and principal payments, the Class A Note Holder is not considered to be the primary beneficiary of the CLO Issuer, because the Class A Note holder does not control any activities that could significantly affect the economic performance of the CLO Issuer and the Class A Note Holder does not have an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE.

This step of the Company’s analysis relies primarily on ASC 810-10-15-14(b), ASC 810-10-25-24, and ASC 810-10-55-16 through 55-41. Based on this evaluation, the Company further considered, in item 5 below, that the Company and the CLO Collateral Manager constitute a related party group as determined per ASC 810-10-25-42 that is not under common control to determine whether the Company is the primary beneficiary of the CLO Issuer.

Step 5 – Does the related party group consisting of the Company and the CLO Collateral Manager have shared power and shared significant economic exposure, and do substantially all the activities of the CLO Issuer relate to one member of the related party group? The CLO Collateral Manager and the Company are related parties, but they are not under common control because they are not subsidiaries of a common parent, and neither is in a parent-subsidiary relationship with the other. Furthermore, while the related party group has the power to direct the activities of the CLO Issuer that most significantly impact its economic performance and holds a significant economic interest in the CLO Issuer, neither party solely has both. While the Company owns 100% of the CLO Issuer’s equity, it is the CLO Collateral Manager that has the power to direct the activities of the CLO Issuer that most significantly impact the CLO Issuer’s economic performance, but the CLO Collateral Manager does not have a variable interest in the CLO Issuer. Based on these facts and circumstances, the Company performed an assessment utilizing the guidance in ASC 810-10-25-44 to determine the primary purpose of the CLO Issuer, which of the related parties within the related party group is most closely associated with the CLO Issuer, and to which related party do substantially all the activities of the CLO Issuer relate. The activities of the CLO Collateral Manager are focused on, and subject to, servicing standards that require it to act in good faith and maximize the value of the CLO Issuer’s assets. This mandate, which only and directly benefits the Company, demonstrates that the primary purpose of the CLO Issuer, substantially all of the activities of the CLO Collateral Manager, and the CLO Issuer’s economic performance are most closely associated with, and solely benefit, the Company within the related party group. This step of the Company’s analysis relies primarily on ASC 810-10-25-44 through 44B.

Conclusion

Substantially all of the CLO Issuer’s activities are conducted by the CLO Collateral Manager, a related party that is not under common control with the Company, for the economic benefit of the Company. The Company is considered the primary beneficiary of the CLO Issuer and, based on the foregoing analysis, the Company concluded that it should consolidate the CLO Issuer in accordance with the guidance in ASC 810.

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